

Mail Stop 3561

February 9, 2011

<u>Via U.S. Mail</u>

Mr. Tong Shiping, Chief Executive Officer
China Auto Logistics, Inc.
No. 87 No. 8 Coastal Way, Floor 2
Construction Bank, FTZ
Tianjin Province, The People's Republic of China 300461

>   **Re: China Auto Logistics, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 29, 2010**
>   **File No. 000-52625**

Dear Mr. Shiping:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Linda Cvrkel
>   Branch Chief